Exhibit 99.12

METAL STORM LIMITED ACN 064 270 006 ASX: MST OTC: MTSXY

CEO BULLETIN — DEMO SUCCESS & STRATEGY
Brisbane, Australia — 18 November 2011: Metal Storm Limited.
Dear Shareholders
First a quick update on the Shareholder Demonstration Day, then some comments on our ongoing strategy which you will have seen emerging through our recent Announcements on successes.
The Shareholder Demonstration Events were a resounding success — with shareholders travelling locally and flying in from interstate to witness our weapon systems in action in person
At each event the 40 shareholders invited were given a presentation by myself and George Hateley from BREON Defence (distributor for TASER International), followed by live demonstrations of the 3GL 40mm grenade launcher being fired at targets ranging from 50 metres out to 200 metres. Full credit to our Armourer, Mark Davison, who consistently nailed the target out at 200 metres with our 40mm Metal Storm grenades.
After the firing demonstration shareholders were given the opportunity to get “up close and personal” with the entire range of Metal Storm weapon systems.
Feedback from shareholders was excellent — and Channel 10, Channel 9 and Channel 7 all sent crews to film the events as they unfolded — a great achievement on a day when Obama’s first visit was dominating the media.

Metal Storm Limited
ACN 064 270 006
An important reason for the day was to give shareholders a chance to see how easy Metal Storm weapon systems are to operate, and the consistency and accuracy that they can perform at both short and long ranges.
Edited extracts from the Channel 10 Report can be seen on our website. Simply click on the Channel 10 box on our home page at www.metalstorm.com
I would like to thank all shareholders who travelled to attend the event, and I do apologise to those shareholders that were not able to be with us at the events due to limited places being available.
STRATEGY, FOCUS, MARKET, PRODUCT
In the presentation I focussed on a simple, clear message.
Just to encapsulate: our ongoing strategy is to generate cash from volume product sales as soon as possible. To deliver on that strategy I clarified that:
Our focus right now is on Non-Lethal Weapons — because:
•	Our customers are consistently asking for them

•	Research shows the market will grow three fold by 2020

•	Metal Storm produces lighter, faster, more integrated non-lethal weapons than anyone else we are aware of!
Our market of particular attention right now is Law enforcement where we are receiving strong user interest — because:
•	Law enforcement is more agile and places orders more quickly than the multi-year military procurement process

•	There is intense interest — 4 Police Forces signed up for trials just in the last 2 weeks!

•	Generally law enforcement requires standard safety qualifications, whereas military organisations often demand specific unique qualification testing programs

Metal Storm Limited
ACN 064 270 006
Our lead product in this area is the MAUL™ because
•	It is in demand across both law enforcement and military markets

•	It is simple, effective and better than any other accessory weapon we have seen

•	It has the potential to deliver very high volumes of recurring ammunition sales for training and operations
We are well advanced with the MAUL™ commercialisation process. We have excellent partners including TASER International, and excellent distributors such as BREON Defence in Australia. Our plans for manufacturing are well underway, and with a successful Rights Issue we will be able to deliver the first MAUL™ weapons into the hands of the Police Forces that want to trial and deploy the weapon as soon as possible.
Over the last 2 weeks we have received confirmation of the first purchase order for the MAUL™ from a US Police Department and that three Australian Police Forces will trial the MAUL™ in the short term.
We have received active engagement and requests for demonstration and/or trial in the USA from a further 46 state and local law enforcement agencies and 9 Federal Agencies (the Federal Agencies alone have a combined total of over 100,000 personnel).
Beyond this our intention is to selectively engage and progress MILITARY opportunities where we are already well advanced or it is clear we have a STRONG competitive advantage. These include:
•	US MARINES MPM NON-LETHAL WEAPON SYTEM

•	DEFENCE CANADA SMALL ARMS REPLACEMENT PROGRAM

•	US ARMY FORCE PROTECTION CONTRACTS — subcontractor on 9 of a total of 21 contracts that collectively share US$1Billion

•	MANAGED LETHALITY GRENADE LAUNCHER — partnered with DSTO — causing intense interest in the US Military and internationally
Rights Issue (Entitlement Offer)
As you are probably aware the Rights Issue is currently open — it closes at 5pm on Monday 21st November. We really need your support. If you have any questions or if you have not received your Entitlement Offer Booklet please urgently call our office on 07 3147 8600, or email us at msau@metalstorm.com.
The Company has customers demanding our products, highly differentiated weapon systems and a strong focused team with a determination to get the job done. We need your support in the Rights Issue. I hope you will give consideration to participating and oversubscribing to help fund the team to deliver.
Lee Finniear
CEO
Metal Storm

Metal Storm Limited
ACN 064 270 006
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3147 8600
Mr Peter Faulkner — President, Metal Storm Inc. — Ph: +1 (703) 2488218
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.